Forward Securities, LLC

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2019

(This report is deemed public in accordance with rule 17a-5 (e)(3))







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forward Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
345 California Street, 16th Floor, San Francisco, CA. 94104
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Lang. 310-441-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Weaver and Tidwell, LLP
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Laura Lang__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Forward Securities, LLC__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

__CFO__
See Attached Certificate
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 LAURA LANG

2

3

4

5

6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 21st day of Feb, 2020, by
Date *Month* *Year*

(1) LAURA LANG

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ABRAHAM KANAAN
Notary Public – California
Los Angeles County
Commission # 2205116
My Comm. Expires Aug 11, 2021

Signature ______
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Form X-17A-5 Document Date: Dec. 31st - 2019

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Report of Independent Registered Public Accounting Firm

To the Member of
Forward Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forward Securities, LLC (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2015.

Houston, Texas
February 21, 2020

Weaver and Tidwell, L.L.P.
24 Greenway Plaza, Suite 1800 | Houston, Texas 77046
Main: 713.850.8787 | Fax: 713.850.1673
CPAs AND ADVISORS | WEAVER.COM

Forward Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 222,679
Accounts receivable	100,363
Prepaid expenses	23,232
Total assets	$ 346,274

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$ 201,483
Payable to affiliate	15,308
Total liabilities	216,791
Contributions, net	1,965,000
Accumulated deficit	(1,835,517)
Total member's equity	129,483
Total liabilities and member's equity	$ 346,274

The accompanying notes are an integral part of the financial statement.

1.   **Organization**

Forward Securities, LLC (the "Company") was organized on August 11, 2006 under the laws of Delaware. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Forward Management, LLC ("FM"), a registered investment advisor with the Securities and Exchange Commission.

FM acts as investment advisor and provides other business-related services to Forward Funds, a Delaware statutory trust, (the "Funds") and other investment products. The Funds are an open-end management investment company registered under the Investment Company Act of 1940, as amended.

The Company was approved by FINRA to operate as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to market and distribute the Funds throughout the United States, Puerto Rico, Virgin Islands, and Guam. Since April 15, 2012, the Company operates as the Funds' principal distributor. The Company has entered into distribution agreements with other brokers for the purpose of distributing the Funds' shares.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(1) of that Rule.

Liquidity
At December 31, 2019, the Company had an accumulated net deficit of $1,835,517. During the year, FM provided cash funding via periodic capital contributions. The Company expects this net deficit to increase in the foreseeable future and will rely on FM for additional capital contributions to maintain the operations of the Company. FM has the capacity to fund the Company's continued operations and has committed to do so by making future periodic contributions through financial support from Salient Partners, L.P., FM's primary beneficiary.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and money market accounts. The Company's cash and cash equivalents are on deposit with major U.S. banking institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company periodically assesses the financial condition of these institutions and assesses credit risk.

Accounts Receivable

The Company's receivables arise primarily from 12b-1 distribution fees due from the Funds. These receivables are generally due and collected within 30 days. The Company does not require collateral.

The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable, historical experience, and other currently available evidence. If actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. As of December 31, 2019, no allowance has been recorded.

Fair Value Measurements

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes

As a limited liability company, the Company is not subject to income taxes. Tax liabilities are instead paid by FM. Income and losses are included in FM's tax return. Accordingly, no provision for income taxes is included in the accompanying financial statements.

As a pass-through entity for tax purposes, the Company has minimal exposure to uncertain tax positions, limited to whether the Company is taxable in a particular jurisdiction. FM's management has evaluated the Company's exposure and has determined there are no uncertain tax positions where the Company's liability is probable and reasonably estimable, and therefore, no liabilities have been accrued at December 31, 2019.

Member's Equity and Limited Liability Company Agreement

The Company's operating agreement sets forth the respective rights and obligations of FM and provides for terms of its management and conduct of its affairs. The Company's Management Board is responsible for the management affairs of the Company.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued *Accounting Standards Update (ASU) 2016-02, Leases*, effective for annual reporting periods beginning after December 15, 2020, which requires the recognition of lease assets and liabilities for those leases classified as operating leases. The Company is not a party to any lease agreements. The Company includes its rent obligation on its books and records through the Expense Sharing Agreement ("ESA") with FM, who is the actual lessee. As such, this new accounting pronouncement is not applicable to the Company.

3. Related Parties

The ESA entered into with FM requires FM to provide certain administrative and other services to the Company for a monthly fee determined annually. The Company does not have its own employees. Periodically, the Company and FM review the monthly fee calculation to ensure the fee is commensurate with the level of services provided, including time worked by allocated FM employees.

During 2012, the Company entered into a Shareholder Servicing Agreement ("SSA") and an Unencumbered 12b-1 Agreement ("12b-1 Agreement") with FM whereby, FM performs certain services for the Funds. Under the SSA, the fee paid to FM shall not exceed on an annual basis 0.10% on certain Institutional Class shares of the Funds. Under the 12b-1 Agreement, the excess 12b-1 payments not otherwise paid to third parties will be paid to FM for eligible 12b-1 expenses.

Underwriting concessions received by the Company are periodically reimbursed to FM as all distribution-related expenditures are incurred by FM.

Affiliate payables and receivables represents administrative service fees, unencumbered 12b-1, underwriting concessions, collected contingent deferred sales charges, and any expenses to be reimbursed or refunds to be received by the Company from FM. The fees and expenses may not represent the actual cost and expenses incurred by the Company if operated on a stand-alone basis. As of December 31, 2019, the total payable to FM was $15,308.

4. **Receivable from and Payable to Intermediary Broker-Dealers and FM**

Amounts receivable from and payable to intermediary broker-dealers and FM as it relates to the distribution agreements are detailed in the below table:

	December 31, 2019	December 31, 2018
Receivables from	$100,363	$141,032
Payables to	$94,335	$180,022

5. **Regulatory Requirements**

The Company, as a broker-dealer registered with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $5,000 or $6^{2/3}\%$ of aggregate indebtedness. Additionally, member's equity may not be withdrawn, or cash dividends paid, if the resulting net capital would be less than 120%. As of December 31, 2019, the Company's net capital was $100,223, which was $85,770 above its minimum requirement of $14,453. The ratio of aggregate indebtedness to net capital was 216.31%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(1) of that rule.

6. **Subordinated Debt Obligations**

During the year ended December 31, 2019, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

7. **Subsequent Events**

The Company has evaluated subsequent events through February 21, 2020, which is the date the financial statements were available to be issued and determined that no events have occurred subsequent to December 31, 2019 that would require additional disclosure.